Pricing supplement
To prospectus dated April 13, 2023,
prospectus supplement dated April 13, 2023,
product supplement no. 4-I dated April 13, 2023,
underlying supplement no. 1-I dated April 13, 2023 and
prospectus addendum dated June 3, 2024

Registration Statement Nos. 333-270004 and 333-270004-01 Dated January 16, 2026 Rule 424(b)(8)
JPMorgan Chase Financial Company LLC

Structured Investments	$300,000 Buffered Return Enhanced Notes Linked to the Lesser Performing of the S&P 500® Index and the SPDR® Gold Trust due February 3, 2027 Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

●The notes are designed for investors who seek a return of 1.8225 times any appreciation of the lesser performing of the S&P 500® Index and SPDR® Gold Trust, which we refer to as the Underlyings, at maturity.

●Investors should be willing to forgo interest and dividend payments and, if the Final Value of the lesser performing Underlying is less than its Initial Value by more than 15.00%, be willing to lose some or all of their principal amount at maturity.

●The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

●Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, a direct, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Underlyings:

The S&P 500® Index (Bloomberg ticker: SPX) (the “Index”) and the SPDR® Gold Trust (Bloomberg ticker: GLD UP) (the “Fund”) (each of the Index and the Fund, an “Underlying” and, collectively, the “Underlyings”)

Upside Leverage Factor:	1.8225
Payment at Maturity:

If the Final Value of the Lesser Performing Underlying is greater than its Initial Value, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Lesser Performing Underlying Return, multiplied by the Upside Leverage Factor. Accordingly, under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Lesser Performing Underlying Return × Upside Leverage Factor)

If the Final Value of the Lesser Performing Underlying is equal to its Initial Value or is less than its Initial Value by up to 15.00%, you will receive the principal amount of your notes at maturity.

If the Final Value of the Lesser Performing Underlying is less than its Initial Value by more than 15.00%, you will lose 1.17647% of the principal amount of your notes for every 1% that the Final Value of the Lesser Performing Underlying is less than its Initial Value by more than 15.00%. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Lesser Performing Underlying Return + 15.00%) x 1.17647]
If the Final Value of the Lesser Performing Underlying is less than its Initial Value by more than the Buffer Amount of 15.00%, you will lose some or all of your principal amount at maturity.
Buffer Amount:	15.00%
Downside Leverage Factor:	1.17647
Underlying Return:	(Final Value – Initial Value) Initial Value
Initial Value:	With respect to each Underlying, the closing value of such Underlying on the Pricing Date which is: 6,940.01, with respect to the Index and $421.29, with respect to the Fund.
Final Value:	With respect to each Underlying, the closing value of that Underlying on the Valuation Date
Lesser Performing Underlying:	The Underlying with the Lesser Performing Underlying Return
Lesser Performing Underlying Return:	The lowest of the Underlying Returns of the Underlyings
Share Adjustment Factor:

The Share Adjustment Factor is referenced in determining the closing price of one share of the Fund and is set initially at 1.0 on the Pricing Date. The Share Adjustment Factor is subject to adjustment upon the occurrence of certain events affecting the Fund. See “The Underlyings — Funds — Anti-Dilution Adjustments” in the accompanying product supplement for further information.

Pricing Date:	January 16, 2026
Original Issue Date:	On or about January 22, 2026 (Settlement Date)
Valuation Date*:	January 29, 2027
Maturity Date*:	February 3, 2027
CUSIP:	46660J5E8

* Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to Multiple Underlyings” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, Annex A to the accompanying prospectus addendum, “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement, prospectus and prospectus addendum. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000.00	$10.00	$990.00
Total	$300,000.00	$3,000.00	$297,000.00

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions of $10.00 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement

The estimated value of the notes, when the terms of the notes were set, was $981.20 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes, of which these notes are a part, the accompanying prospectus addendum, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement and in Annex A to the accompanying prospectus addendum, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●Product supplement no. 4-I dated April 13, 2023:
https://www.sec.gov/Archives/edgar/data/19617/000121390023029539/ea152803_424b2.pdf

●Underlying supplement no. 1-I dated April 13, 2023:
https://www.sec.gov/Archives/edgar/data/19617/000121390023029543/ea151873_424b2.pdf

●Prospectus supplement and prospectus, each dated April 13, 2023:
https://www.sec.gov/Archives/edgar/data/19617/000095010323005751/crt_dp192097-424b2.pdf

●Prospectus addendum dated June 3, 2024:
http://www.sec.gov/Archives/edgar/data/1665650/000095010324007599/dp211753_424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

JPMorgan Structured Investments —  PS- 1
Buffered Return Enhanced Notes Linked to the Lesser Performing of the S&P 500® Index and the SPDR® Gold Trust

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Lesser Performing Underlying?

The following table and examples illustrate the hypothetical total return and the hypothetical payment at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return or payment at maturity set forth below assumes a hypothetical Initial Value of 100.00 and reflects the Upside Leverage Factor of 1.8225, the Buffer Amount of 15.00% and the Downside Leverage Factor of 1.17647. The hypothetical Initial Value of 100.00 has been chosen for illustrative purposes only and does not represent the actual Initial Value. We make no representation or warranty as to which Underlying will be the Lesser Performing Underlying for purposes of calculating your actual payment at maturity, if any. Each hypothetical total return or payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Final Value of the Lesser Performing Underlying	Lesser Performing Underlying Return	Total Return
180.00	80.00%	145.80000%
170.00	70.00%	127.57500%
160.00	60.00%	109.35000%
150.00	50.00%	91.12500%
140.00	40.00%	72.90000%
130.00	30.00%	54.67500%
120.00	20.00%	36.45000%
110.00	10.00%	18.22500%
105.00	5.00%	9.11250%
102.50	2.50%	4.55625%
100.00	0.00%	0.00000%
97.50	-2.50%	0.00000%
95.00	-5.00%	0.00000%
90.00	-10.00%	0.00000%
85.00	-15.00%	0.00000%
84.99	-15.01%	-0.01176%
80.00	-20.00%	-5.88235%
70.00	-30.00%	-17.64705%
60.00	-40.00%	-29.41175%
50.00	-50.00%	-41.17645%
40.00	-60.00%	-52.94115%
30.00	-70.00%	-64.70585%
20.00	-80.00%	-76.47055%
10.00	-90.00%	-88.23525%
0.00	-100.00%	-100.00000%

JPMorgan Structured Investments —  PS- 2
Buffered Return Enhanced Notes Linked to the Lesser Performing of the S&P 500® Index and the SPDR® Gold Trust

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The value of the Lesser Performing Underlying increases from its Initial Value of 100.00 to a Final Value of 105.00.

Because the Final Value of the Lesser Performing Underlying of 105.00 is greater than its Initial Value of 100.00 and the Lesser Performing Underlying Return is 5.00%, the investor receives a payment at maturity of $1,091.125 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5.00% × 1.8225) = $1,091.125

Example 2: The value of the Lesser Performing Underlying decreases from its Initial Value of 100.00 to a Final Value of 85.00.

Although the Lesser Performing Underlying Return is negative, because the Final Value of the Lesser Performing Underlying of 85.00 is less than its Initial Value of 100.00 by up to the Buffer Amount of 15.00%, the investor receives a payment at maturity of $1,000.00 per $1,000 principal amount note.

Example 3: The value of the Lesser Performing Underlying decreases from its Initial Value of 100.00 to a Final Value of 40.00.

Because the Final Value of the Lesser Performing Underlying of 40.00 is less than its Initial Value of 100.00 by more than the Buffer Amount of 15.00% and the Lesser Performing Underlying Return is -60.00%, the investor receives a payment at maturity of $470.5885 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-60.00% + 15.00%) x 1.17647] = $470.5885

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —  PS- 3
Buffered Return Enhanced Notes Linked to the Lesser Performing of the S&P 500® Index and the SPDR® Gold Trust

Selected Purchase Considerations

●UNCAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to enhance returns by multiplying a positive Lesser Performing Underlying Return by 1.8225. The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined based on the movement of the values of the Underlyings. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.

●LOSS OF PRINCIPAL BEYOND BUFFER AMOUNT — We will pay you your principal back at maturity if the Final Value of the Lesser Performing Underlying is equal to its Initial Value or is less than its Initial Value by up to 15.00%. If the Final Value of the Lesser Performing Underlying is less than its Initial Value by more than 15.00%, for every 1% that the Final Value of the Lesser Performing Underlying is less than its Initial Value by more than 15.00%, you will lose an amount equal to 1.17647% of the principal amount of your notes. Accordingly, you may lose some or all of your principal amount at maturity.

●RETURN DEPENDENT ON THE LESSER PERFORMING OF THE UNDERLYINGS — The return on the notes is linked to the Lesser Performing Underlying, which will be either the S&P 500® Index or the SPDR® Gold Trust.
The S&P 500® Index consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. For additional information about the S&P 500® Index, see “Equity Index Descriptions — The S&P U.S. Indices” in the accompanying underlying supplement.
The SPDR® Gold Trust is an investment trust sponsored by World Gold Trust Services, LLC. The investment objective of the SPDR® Gold Trust is for its shares to reflect the performance of the price of gold bullion, less the expenses of the SPDR® Gold Trust’s operations. The SPDR® Gold Trust holds gold bars. We refer to gold as the “Underlying Commodity” with respect to the Fund.

●TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Latham & Watkins LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement. Assuming this treatment is respected, subject to the possible application of the “constructive ownership” rules, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. The notes could be treated as “constructive ownership transactions” within the meaning of Section 1260 of the Code, in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over your holding period for the notes. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules.

The IRS or a court may not respect the treatment of the notes described above, in which case the timing and character of any income or loss on your notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations (such an index, a “Qualified Index”). Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2027 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, our special tax counsel is of the opinion that Section 871(m) should

JPMorgan Structured Investments —  PS- 4
Buffered Return Enhanced Notes Linked to the Lesser Performing of the S&P 500® Index and the SPDR® Gold Trust

not apply to the notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

Withholding under legislation commonly referred to as “FATCA” may (if the notes are recharacterized as debt instruments) apply to amounts treated as interest paid with respect to the notes, as well as to payments of gross proceeds of a taxable disposition, including redemption at maturity, of a note, although under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply to payments of gross proceeds (other than any amount treated as interest). You should consult your tax adviser regarding the potential application of FATCA to the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in one or more of the Underlyings or any of the assets included in or held by the Underlyings. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and product supplement and in Annex A to the accompanying prospectus addendum.

Risks Relating to the Notes Generally

●YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Lesser Performing Underlying and will depend on whether, and the extent to which, the Lesser Performing Underlying Return is positive or negative. Your return will be exposed to a loss on a leveraged basis if the Final Value of the Lesser Performing Underlying is less than its Initial Value by more than 15.00%. For every 1% that the Final Value of the Lesser Performing Underlying is less than its Initial Value by more than 15.00%, you will lose an amount equal to 1.17647% of the principal amount of your notes. Accordingly, you may lose some or all of your principal amount at maturity.

●CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

●AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities and the collection of intercompany obligations. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of JPMorgan Chase & Co. to make payments under loans made by us to JPMorgan Chase & Co. or under other intercompany agreements. As a result, we are dependent upon payments from JPMorgan Chase & Co. to meet our obligations under the notes. We are not a key operating subsidiary of JPMorgan Chase & Co. and in a bankruptcy or resolution of JPMorgan Chase & Co. we are not expected to have sufficient resources to meet our obligations in respect of the notes as they come due. If JPMorgan Chase & Co. does not make payments to us and we are unable to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co. For more information, see the accompanying prospectus addendum.

●NO DIVIDEND PAYMENTS OR OTHER RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Underlyings would have.

●YOU ARE EXPOSED TO THE RISK OF DECLINE IN THE VALUE OF EACH UNDERLYING — Your return on the notes and your payment at maturity, if any, is not linked to a basket consisting of the Underlyings. Your payment at maturity is contingent upon the performance of each individual Underlying such that you will be equally exposed to the risks related to each of the Underlyings. The performance of the Underlyings may not be correlated. Poor performance by either of the Underlyings over the term of the notes may negatively affect your payment at maturity and will not be offset or mitigated by positive performance by the other Underlying. Accordingly, your investment is subject to the risk of decline in the value of each Underlying.

●YOUR PAYMENT AT MATURITY WILL BE DETERMINED BY THE LESSER PERFORMING UNDERLYING — Because the payment at maturity will be determined based on the performance of the Lesser Performing Underlying, you will not benefit from the performance of the other Underlying.  Accordingly, if the Lesser Performing Underlying Return is negative, you may lose some or all of your principal amount at maturity, even if the Final Value of the other Underlying is greater than or equal to its Initial Value.

●VOLATILITY RISK — Greater expected volatility with respect to the Underlyings indicates a greater likelihood as of the Pricing Date that the Final Value could be less than its Initial Value by more than the Buffer Amount.  The Underlyings’ volatility, however, can change significantly over the term of the notes.  The closing value of the Underlyings could fall sharply during the term of the notes, which could result in your losing some or all of your principal amount at maturity.

JPMorgan Structured Investments —  PS- 5
Buffered Return Enhanced Notes Linked to the Lesser Performing of the S&P 500® Index and the SPDR® Gold Trust

●LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

Risks Relating to Conflicts of Interest

●POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

In addition, the benchmark price of the Fund’s Underlying Commodity is administered by the London Bullion Market Association (“LBMA”) or an independent service provider appointed by the LBMA, and we are, or one of our affiliates is, a price participant that contributes to the determination of that price. Furthermore, our affiliate is the custodian of the SPDR® Gold Trust. We and our affiliates will have no obligation to consider your interests as a holder of the notes in taking any actions in connection with our roles as a price participant and a custodian that might affect the Fund or the notes.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

●THE ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes exceeds the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.

●THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.

●THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.

●THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the

JPMorgan Structured Investments —  PS- 6
Buffered Return Enhanced Notes Linked to the Lesser Performing of the S&P 500® Index and the SPDR® Gold Trust

estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

●SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity.”

●SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the value of the Underlyings.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

Risks Relating to the Underlyings

●JPMORGAN CHASE & CO. IS CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE INDEX — JPMorgan Chase & Co. is currently one of the companies that make up the Index, but JPMorgan Chase & Co. will have no obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index.

●THE FUND IS NOT AN INVESTMENT COMPANY OR COMMODITY POOL AND WILL NOT BE SUBJECT TO REGULATION UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, OR THE COMMODITY EXCHANGE ACT — Accordingly, you will not benefit from any regulatory protections afforded to persons who invest in regulated investment companies or commodity pools.

●THE PERFORMANCE AND MARKET VALUE OF THE FUND, PARTICULARLY DURING PERIODS OF MARKET VOLATILITY, MAY NOT CORRELATE WITH THE PERFORMANCE OF THE FUND’S UNDERLYING COMMODITY, AS WELL AS THE NET ASSET VALUE PER SHARE — The Fund does not fully replicate the performance of its Underlying Commodity due to the fees and expenses charged by the Fund or by restrictions on access to the relevant Underlying Commodity due to other circumstances. The Fund does not generate any income, and as the Fund regularly sells its Underlying Commodity to pay for ongoing expenses, the amount of its Underlying Commodity represented by each share gradually declines over time. The Fund sells its Underlying Commodity to pay expenses on an ongoing basis irrespective of whether the trading price of the shares rises or falls in response to changes in the price of its Underlying Commodity. The sale by the Fund of its Underlying Commodity to pay expenses at a time of low prices for its Underlying Commodity could adversely affect the value of the notes. Additionally, there is a risk that part or all of the Fund’s holdings in its Underlying Commodity could be lost, damaged or stolen. Access to the Fund’s Underlying Commodity could also be restricted by natural events (such as an earthquake) or human actions (such as a terrorist attack). All of these factors may lead to a lack of correlation between the performance of the Fund and its Underlying Commodity. In addition, because the shares of the Fund are traded on a securities exchange and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund.
During periods of market volatility, the Underlying Commodity of the Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Fund and the liquidity of the Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Fund. As a result, under these circumstances, the market value of shares of the Fund may vary substantially from the net asset value per share of the Fund. For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of its Underlying Commodity, as well as the net asset value per share of the Fund, which could materially and adversely affect the value of the notes in the secondary market and/or reduce any payment on the notes.

●THE NOTES ARE SUBJECT TO RISKS ASSOCIATED WITH GOLD WITH RESPECT TO THE FUND — The investment objective of the Fund is to reflect the performance of the price of gold bullion, less the expenses of the Fund’s operations. The price of gold is primarily affected by the global demand for and supply of gold. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors, such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates,

JPMorgan Structured Investments —  PS- 7
Buffered Return Enhanced Notes Linked to the Lesser Performing of the S&P 500® Index and the SPDR® Gold Trust

gold borrowing and lending rates and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors, such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions that hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market. From time to time, above-ground inventories of gold may also influence the market. It is not possible to predict the aggregate effect of all or any combination of these factors. The price of gold has recently been, and may continue to be, extremely volatile.

●THERE ARE RISKS RELATING TO COMMODITIES TRADING ON THE LBMA WITH RESPECT TO THE FUND — The investment objective of the Fund is to reflect the performance of the price of gold bullion, less the expenses of Fund’s operations. The prices of gold is determined by the LBMA or an independent service provider appointed by the LBMA. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of the LBMA gold prices as a global benchmark for the values of gold may be adversely affected. The LBMA is a principals’ market, which operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA which would otherwise restrict fluctuations in the prices of LBMA contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. The LBMA may alter, discontinue or suspend calculation or dissemination of the LBMA gold prices, which could adversely affect the value of the notes. The LBMA, or an independent service provider appointed by the LBMA, will have no obligation to consider your interests in calculating or revising the LBMA gold prices.

●SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY — The Fund is linked to a single commodity and not to a diverse basket of commodities or a broad-based commodity index. The Fund’s Underlying Commodity may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. As a result, the notes carry greater risk and may be more volatile than notes linked to the prices of more commodities or a broad-based commodity index.

●THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for the Fund for certain events affecting the shares of the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

Historical Information

The following graphs set forth the historical performance of the Index and the Fund based on the weekly historical closing values of the Index from January 8, 2021 through January 16, 2026. The closing value of the Index on January 16, 2026 was 6,940.01. The closing value of the Fund on January 16, 2026 was $421.29.

We obtained the various closing values above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The historical closing values of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing value of any Underlying on the Valuation Date. There can be no assurance that the performance of the Underlyings will result in the return of any of your principal amount.

JPMorgan Structured Investments —  PS- 8
Buffered Return Enhanced Notes Linked to the Lesser Performing of the S&P 500® Index and the SPDR® Gold Trust

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary

JPMorgan Structured Investments —  PS- 9
Buffered Return Enhanced Notes Linked to the Lesser Performing of the S&P 500® Index and the SPDR® Gold Trust

Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Lesser Performing Underlying?” and “Hypothetical Examples of Amount Payable at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Dependent on the Lesser Performing of the Underlyings” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Terms of the Notes

Any values of the Underlyings, and any values derived therefrom, included in this pricing supplement may be corrected, in the event of manifest error or inconsistency, by amendment of this pricing supplement and the corresponding terms of the notes. Notwithstanding anything to the contrary in the indenture governing the notes, that amendment will become effective without consent of the holders of the notes or any other party.

Validity of the Notes and the Guarantee

In the opinion of Latham & Watkins LLP, as special product counsel to JPMorgan Financial and JPMorgan Chase & Co., when the notes offered by this pricing supplement have been executed and issued by JPMorgan Financial and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such special product counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (ii) any provision of the indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of JPMorgan Chase & Co.’s obligation under the related guarantee. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated February 24, 2023, which was filed as an exhibit to the Registration Statement on Form S-3 by JPMorgan Financial and JPMorgan Chase & Co. on February 24, 2023.

JPMorgan Structured Investments —  PS- 10
Buffered Return Enhanced Notes Linked to the Lesser Performing of the S&P 500® Index and the SPDR® Gold Trust